UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: February 23, 2011

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

On January 17, 2011, VimpelCom Ltd. (“VimpelCom”) announced that its Supervisory Board gave its final approval for the proposed combination of VimpelCom and WIND TELECOM S.p.A. (formerly Weather Investments S.p.A.) (the “Transaction”). A special general meeting of VimpelCom shareholders to approve certain proposals in relation to the Transaction (the “Special General Meeting”) is scheduled to take place on March 17, 2011. The formal notice of the Special General Meeting was issued by VimpelCom on January 17, 2011.

VimpelCom is furnishing on the attached Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) a retail brochure in relation to the Transaction that is being distributed in connection with the Special General Meeting. In addition, VimpelCom is furnishing on the attached Exhibit 99.2 to this Form 6-K VimpelCom management’s presentation to investors in relation to the Transaction.

Exhibit List

99.1	Retail Brochure

99.2	Management’s Presentation to Investors

Exhibit 99.1

Vimpelcom IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION OF VIMPELCOM LTD. AND WIND TELECOM S.p.A. TAKE ACTION TODAY A Unique Opportunity for VimpelCom Shareholders Expanding Our Growth Platform

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This brochure contains “forward-looking statements.” Forward-looking statements provide VimpelCom Ltd.’s current expectations or forecasts of future events. Forward-looking statements include statements about VimpelCom Ltd.’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Any statement in this presentation that expresses or implies VimpelCom Ltd.’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Such risks and uncertainties include, but are not limited to: • risks related to the timing or ultimate completion of the transaction; • the ability of either party to terminate the transaction prior to the approval of VimpelCom Ltd. shareholders; • risks related to the legal challenge by Telenor with respect to its claims to pre-emptive rights over the new shares issued in the transaction or otherwise; • the possibility that expected benefits may not materialize as expected; • that, prior to the completion of the transaction, VimpelCom Ltd.’s business or the businesses of Wind Telecom S.p.A or Orascom Telecom Holdings S.A.E. may not perform as expected; • that the parties are unable to successfully implement integration strategies or otherwise realize any synergies that might arise from the transaction; • future operating or financial results; and • other risks and uncertainties that are beyond the parties’ control. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the proxy statement for the special general meeting of VimpelCom Ltd. shareholders and those described in VimpelCom Ltd.’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by VimpelCom Ltd. with the SEC, which risk factors are incorporated herein by reference. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this presentation are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the date of this presentation. IMPORTANT ADDITIONAL INFORMATION The proxy statement for the special general meeting provides information about the transaction, Wind Telecom S.p.A. and the proposals before the special general meeting. VimpelCom Ltd. encourages you to read the entire proxy statement carefully, particularly the section entitled “Risk Factors,” before deciding how to vote on the proposals before the Special General Meeting.

Vote FOR the Board Recommended Proposals We believe the combination with Wind Telecom S.p.A. (“Wind Telecom”) is a compelling transaction that will create a top-tier global telecommunications company and will enhance value for all of our shareholders in both the short term and the long term. As you may know, the Special General Meeting (“SGM”) of shareholders of VimpelCom Ltd. (“VimpelCom” or the “Company”) is scheduled to take place on March 17, 2011 to approve the issuance of the VimpelCom common shares and convertible preferred shares and the increase in VimpelCom’s authorized share capital needed to complete the proposed combination of VimpelCom and Wind Telecom. This brochure provides key information about the transaction and how you can participate in the upcoming vote. As a holder of VimpelCom (NYSE: VIP) American Depositary Shares (“ADSs”), we urge you to vote now to ensure that your vote counts. Your Supervisory Board and Management Board recommend that you vote to approve the issuance of the VimpelCom common shares and convertible preferred shares and the increase in VimpelCom’s authorized share capital needed to complete the proposed combination of VimpelCom and Wind Telecom. VOTING IS EASY Your vote is extremely important, regardless of the number of shares you hold. The deadline for voting ADSs is 5:00 P.M. New York Time on Friday, March 11, 2011. Please vote “FOR” all proposals on the WHITE voting card by following the simple instructions below. Your Supervisory Board and Management Board recommend a “FOR” vote. REGISTERED ADS HOLDERS Vote by Mail: Please check the box to vote “FOR” each proposal and sign, date and return the WHITE voting card received in the envelope provided. HOLDERS OF ADSs HELD THROUGH BANK, BROKER OR OTHER NOMINEE Your bank, broker or other nominee may allow for voting by Internet, Telephone and/or Mail. If the voting instruction form received from your bank, broker or other nominee provides a 12-digit control number, you can vote by any of the following methods. Vote by Internet Vote by Telephone Vote by Mail Go to the website www.proxyvote.com. Have Call toll-free at +1 800 454 8683. Have your Please check the box to vote “FOR” each your 12-digit control number listed on the 12-digit control number listed on the WHITE proposal and sign, date and return the WHITE voting instruction form ready and voting instruction form ready and follow WHITE voting instruction form received in follow the online instructions to vote “FOR” the simple instructions to vote “FOR” all the envelope provided. all proposals. The 12-digit control number is proposals. The 12-digit control number is located in the rectangular box on the right-located in the rectangular box on the right-hand side of your voting instruction form. hand side of your voting instruction form. You can vote by Internet up until 11:59 P.M. You can vote by telephone up until 11:59 P.M. New York Time on Thursday, March 10, 2011. New York Time on Thursday, March 10, 2011. If you need any assistance or have questions about the voting process, please call our proxy solicitor, D. F. King & Co., Inc., toll–free in North America at +1 800 431 9645, toll-free in Continental Europe at 00800 5464 5464, +44 207 920 9700 from other locations or call collect at +1 212 269 5550. If you have questions about VimpelCom or the transaction, please call Financial Dynamics toll-free at +1 855 840 7140 or +1 212 510 2780. Additionally, you can visit www.vimpelcom.com. Remember – only your latest dated vote will count. You may receive solicitations from parties other than VimpelCom or its approved agents (D. F. King & Co., Inc. and Financial Dynamics) in relation to the upcoming SGM. Please do not respond to any other solicitations and do not sign or return any non-white voting card sent to you. If you have previously submitted a vote on a non-white card, you can revoke your vote by submitting new instructions by any of the methods listed above on the WHITE voting card. 1

The proposed combination of VimpelCom and Wind Telecom offers a compelling opportunity to share in a global platform for value creation

Dear shareholder, As you may know, your Company’s Supervisory Board and Management Board have recommended that you vote to approve the issuance of the VimpelCom common shares and convertible preferred shares and the increase in VimpelCom’s authorized share capital needed to complete the proposed combination of VimpelCom and Wind Telecom. Please take action and vote your shares today. VimpelCom’s Management Board and its Supervisory Board have thoroughly reviewed and considered all aspects of this transaction. We are confident that it represents a significant opportunity to combine two companies, expanding our footprint and strengthening our position to deliver profitable growth: • Securing advantages of greater scale and scope ahead of further industry consolidation; • Strengthening our ability to capture additional growth from the paradigm shift from voice to data; • Acquiring scarce, high quality assets that have leading market positions, strong operating and financial performance and significant opportunities in the growing mobile data sector; • Driving profitable growth by developing a balanced portfolio with increased exposure to emerging markets and a stronger presence in mature markets; and • Attractive financial terms, allowing us to optimise our capital structure, minimise dilution for our shareholders, retain our dividend policy and generate significant synergies from the combination of the two companies. The combination of VimpelCom and Wind Telecom will transform your Company into a truly global and diversified platform, creating one of the largest mobile operators in the world: • Operations in 19 countries around the world vs. 10 countries currently, covering a population of 838 million people vs. 345 million currently; • Over 173 million mobile subscribers vs. 92 million currently; • Pro forma 2009 revenues in excess of US$20 billion vs. US$10 billion and pro forma 2009 EBITDA in excess of US$9 billion vs. US$5 billion currently; • Revenue per share and EBITDA per share increase by 55% and 39%, respectively (based on 3Q 2010 results); and • A more robust free cash flow structure to support investment, debt reduction and dividend payments going forward. By supporting this transaction, you will be sharing in this vision to create a stronger, diversified business with substantial value creation potential. The success of this transaction requires the affirmative vote of a majority of the votes cast at the SGM to approve the issuance of the VimpelCom common shares and convertible preferred shares and the increase in the authorized share capital. Your participation is therefore important and we urge you to follow the recommendation of your Supervisory Board and Management Board. Vote to approve the proposals as soon as possible – no matter the size of your holding. This is the Right Transaction for VimpelCom. It is Strategically Compelling, Financially Attractive and executed according to Strong Corporate Governance Standards to deliver on our vision. We remain fully committed to the strategic intent of VimpelCom to achieve growth and create more value for our shareholders. Thank you for your support. Jo Lunder Alexander Izosimov Chairman, VimpelCom Ltd. CEO, VimpelCom Ltd. 3

The Right Transaction for Your Company On October 4, 2010, VimpelCom and Wind Telecom announced an agreement to combine the two groups, which will create one of the world’s largest mobile telecommunications carriers. On January 16, 2011, VimpelCom’s Supervisory Board approved the final terms of the transaction. We are confident this combination: 1. represents a Strategically Compelling choice for VimpelCom; 2. is an Attractive Financial Proposition for our shareholders; and 3. is being executed in accordance with Strong Corporate Governance Standards. Strategically Compelling • This transaction is a unique opportunity and is fully in line with the strategic intent of VimpelCom when it was established in April 2010 – to expand organically and through acquisitions outside of its core markets. • The transaction significantly increases the scale and scope of your Company at a time when the telecom industry is consolidating and larger, global players will see the greatest opportunities to grow and compete. • VimpelCom will be better positioned to take advantage of the next wave of growth in our industry, as well as the paradigm shift in the telecoms industry from voice to data. • The combined company will have a balanced portfolio with significantly enhanced opportunities in emerging markets and a stronger position in established markets, both of which will drive sustained performance over the longer term. • Greater size and diversification will lead to a more robust cash flow structure, which will be used to invest in the business and return value to shareholders.

An Attractive Financial Proposition for our Shareholders • Wind Telecom is being acquired at a “last 12 months” enterprise value to EBITDA multiple of 6.1, representing a multiple at the lower end of recent comparable transactions in the telecom sector. We believe the transaction represents excellent value for the assets VimpelCom is acquiring. • Only 25% of Wind Telecom’s enterprise value, a relatively small portion of the deal, is being paid for in VimpelCom shares, minimizing dilution, while offering strong potential upside for current shareholders. • Significant synergies between VimpelCom and Wind Telecom operations are estimated at a net present value of US$2.5 billion and at US$370 million per annum by 2013. Cash earnings are expected to be accretive on a per share basis from year one. • VimpelCom’s dividend policy, to distribute annually at least 50% of the free cash flow (defined as consolidated net income plus depreciation and amortization minus capital expenditures) from Kyivstar and 50% of free cash flow from OJSC VimpelCom’s Russian operations, is confirmed. • We expect that the strong cash flow characteristics of the combined company and its ability to pay down debt will allow us to continue to strengthen our balance sheet and credit profile, leading over time to a lower overall cost of capital and an increased dividend base. Executed in Accordance with High Standards of Corporate Governance • Minority shareholder rights have been respected and diligently considered throughout the transaction process. • Strong corporate governance has been observed throughout the transaction process and VimpelCom has acted in accordance with its bye-laws and with its Shareholders Agreement. • The transaction has been approved by the Supervisory Board in accordance with all governance provisions. • Management and the Company’s Supervisory Board engaged in extensive consideration of the terms and structure of the transaction and retained outside advisors to ensure the most beneficial terms for VimpelCom’s shareholders in the transaction. • The Company’s independent directors have unanimously approved the deal and played a critical role in supervising the transaction.

Overview of the New VimpelCom Ltd. A Unique Transaction Creating a Unique Opportunity The Creation of a Top-Tier Global Telecommunications Company Poised for Future Growth • One of the largest mobile operators in the world • Significantly increased population coverage and subscriber base • Nearly doubled in terms of both revenues and EBITDA Strategic Rationale: The Power of the Combination • More than doubling our footprint in high-growth emerging markets • Strengthening ability to capture additional growth from the paradigm shift from voice to data • Securing advantages of greater scale and scope ahead of further industry consolidation • Driving profitable growth by developing a balanced portfolio of high-quality assets with a broad presence in both mature and emerging markets Financial Rationale: Value Creation for Shareholders • Attractive transaction multiple • Purchasing scarce, quality assets at a compelling valuation • Efficient use of VimpelCom equity to minimize dilution of existing shareholders • Accretive on a cash EPS basis from year one • Optimized capital structure post-transaction • Dividend policy remaining intact • Significant synergies from the combination Executed in Accordance with Strong Corporate Governance Standards • Minority shareholder rights fully protected • Independent directors involved and supportive throughout • Diligent, careful execution

We are confident this combination represents a Strategically Compelling choice for VimpelCom, is an Attractive Financial Proposition for our shareholders and is being executed in accordance with Strong Corporate Governance Standards Strategically Compelling The Right Transaction for VimpelCom Executed in Accordance with Financially Strong Corporate Attractive Governance Standards

VimpelCom A Bright Outlook VimpelCom Wind Telecom Wind Telecom assets to be spun off* Operations (2010) VimpelCom Wind Telecom Combined Countries 10 9 19 Population covered (m) 345 493 838 Mobile subscribers (m) 92 81 173 * Principally comprise Orascom Telecom’s investments in Egypt and North Korea.

The combination of VimpelCom and Wind Telecom will transform your Company into a truly global and diversified platform, creating one of the largest mobile operators in the world

What to Do Now … Take Action to Ensure Your Vote Counts Your vote is extremely important, regardless of the number of shares you hold. The deadline for voting American Depository Shares (“ADSs”) is 5:00 P.M. New York Time on Friday, March 11, 2011. VOTING IS EASY Please vote “FOR” all proposals on the WHITE voting card by following the simple instructions below. Your Supervisory Board and Management Board recommend a “FOR” vote. REGISTERED ADS HOLDERS Vote by Mail: Please check the box to vote “FOR” each proposal and sign, date and return the WHITE voting card received in the envelope provided. HOLDERS OF ADSs HELD THROUGH BANK, BROKER OR OTHER NOMINEE Your bank, broker or other nominee may allow for voting by Internet, Telephone and/or Mail. If the voting instruction form received from your bank, broker or other nominee provides a 12-digit control number, you can vote by any of the following methods. Vote by Internet Vote by Telephone Vote by Mail Go to the website www.proxyvote.com. Have Call toll-free at +1 800 454 8683. Have your Please check the box to vote “FOR” each your 12-digit control number listed on the 12-digit control number listed on the WHITE proposal and sign, date and return the WHITE voting instruction form ready and voting instruction form ready and follow WHITE voting instruction form received in follow the online instructions to vote “FOR” the simple instructions to vote “FOR” all the envelope provided. all proposals. The 12-digit control number is proposals. The 12-digit control number is located in the rectangular box on the right-located in the rectangular box on the right-hand side of your voting instruction form. hand side of your voting instruction form. You can vote by Internet up until 11:59 P.M. You can vote by telephone up until 11:59 P.M. New York Time on Thursday, March 10, 2011. New York Time on Thursday, March 10, 2011. If you need any assistance or have questions about the voting process, please call our proxy solicitor, D. F. King & Co., Inc., toll–free in North America at +1 800 431 9645, toll-free in Continental Europe at 00800 5464 5464, +44 207 920 9700 from other locations or call collect at +1 212 269 5550. If you have questions about VimpelCom or the transaction, please call Financial Dynamics toll-free at +1 855 840 7140 or +1 212 510 2780. Additionally, you can visit www.vimpelcom.com. Remember Only your latest dated vote will count!

Expanding our growth platform February 2011 Exhibit 99.2

1 © VimpelCom 2011 February 2011
Forward-looking statements
This presentation contains "forward-looking statements”.  Forward-looking statements provide VimpelCom Ltd.'s current expectations or forecasts of future events. Forward-looking statements include statements about VimpelCom Ltd.'s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Any statement in this presentation that expresses or implies VimpelCom Ltd.'s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement.  Words or phrases such as “anticipate,” “believe,”
“continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Such risks and uncertainties include, but are not limited to:
—
risks related to the timing or ultimate completion of the transaction;
—
the ability of either party to terminate the transaction prior to the approval of VimpelCom shareholders
—
the legal challenge (including the request for injunctive relief) by Telenor with respect to its claims to pre-
emption rights over the shares issued in the transaction or otherwise;
—
the possibility that expected benefits may not materialize as expected;
—
that, prior to the completion of the transaction, VimpelCom Ltd.'s business or the businesses of Wind or Orascom may not perform as expected;
—
that the parties are unable to successfully implement integration strategies or otherwise realize any synergies that might arise from the transaction;
—
future operating or financial results; and
—
other risks and uncertainties that are beyond the parties' control.
Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the VimpelCom Ltd.’s registration statement on Form F-4 filed with the U.S. Securities and
Exchange Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom Ltd. with the SEC, which risk factors are incorporated herein by reference.
If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions.  The forward-looking statements contained in this presentation are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the date of this presentation.

2 © VimpelCom 2011 February 2011
Combining VimpelCom and Wind Telecom
Expanding our
platform to create
long-term shareholder
value
The right strategic move
To capture further growth in emerging markets
To strengthen ability to capture additional growth
following paradigm shift from voice to data
To secure advantages of greater scale and scope
ahead of further industry consolidation
A value accretive combination
Attractive transaction terms and structure
Immediate value creation step-up for our
shareholders
Longer-term value creation for our shareholders
Risk profile further improved
A correct execution process
Consistent with original VimpelCom Ltd. strategy
Minority shareholders’ rights safeguarded
Good corporate governance principles applied

3 © VimpelCom 2011 February 2011
1 Italy and Canada
Capturing further growth in emerging markets
Revenue split, 2009PF
Russia
Italy
Other
Diversifying
our revenue
base
Mobile subs
(m)
92 173
Population
covered (m)
345 838
Countries
10 19
Current
VimpelCom
New
VimpelCom
Emerging markets
Developed markets
¹
Population covered, 2010
838m people
More than
doubling our
emerging
market
footprint
Revenues
(US$bn 2009)
10.2 21.3
US$21.3bn
Increasing
our scale
and scope
Zimbabwe
41%
149%
Bangladesh
42%
Pakistan
52%
Algeria
74%
Ukraine
119%
Russia
Italy
150%
Mobile penetration, Dec 2010
Securing
penetration
upside
Source: Company information; The Mobile World
27%
US$10.2bn
345m people
11%
35%
89%
100%
34% 31%
73%

4 © VimpelCom 2011 February 2011
Preparing for the paradigm shift from voice to data
Source: Analysys, Cisco VNI Mobile (2010)
4
6
10
17
30
32
36
12
17
21
32
50
55
67
India Russia China UK Canada USA Italy
2014
2009
3.6
2.2
1.2
0.6
0.2
0.1
2014 2013 2012 2011 2010 2009
50
40
30
20
10
0
2015 2013 2011 2009 2007
+ 109% p.a.
0
 10
 20
 30
 40
 50
 60
 70
2015 2013 2011 2009 2007
The telecoms
industry is moving
from a voice
centric to a data
centric world
creating the
potential for a new
wave of growth
across all
markets
Data as % of service revenues (%)
Smartphone penetration (%)
3G penetration (%)
Global mobiled at a traffic (EB/mont)
Western Europe
Russia

5 © VimpelCom 2011
Market share of top 3 global players
Now is the right time to
invest in the telecom
sector
Attractive valuation multiples
Market not pricing in future
upside from data
Anticipating further industry consolidation
1 Based on subscribers, 1H2010 (China Mobile, Vodafone and America Movil)
Source: Gartner Carrier Network Infrastructure & Mobile Network Infrastructure; Gartner Telecom Operations Management Systems; Strategy Analytics Handset
Vendor Market Shares, Datastream, IBES, BofA Merrill Lynch; Informa World Cellular Investors 2002-2010
2011E EV/OpFCF multiples (x)
2011E P/E multiples (x)
Telecoms
10.5
Industrials
12.4
Utilities
12.7
Technology
13.8
Tobacco
13.8
Energy
19.3
9.9
15.0
16.6
15.8
20.6
11.5
Scale will become
increasingly important
for telecom players
Key parts of the telecom value
chain have already consolidated
Telecom players will need to
scale up to retain negotiation
power
76%
69%
55%
18%
64%
Mobile
network
operators¹
Mobile
devices
Smartphone
devices
Smartphone
operating
systems
Mobile
infrastructure
February 2011

6 © VimpelCom 2011 February 2011
Transaction terms
Attractive transaction terms and structure
Up to 325.6m newly-issued
VimpelCom common shares
(20% economic, 15.8% voting)
305.0m newly-issued VimpelCom
convertible preferred shares¹
(0% economic, 14.8% voting)
Up to US$1,495m cash
Wind Italy and Orascom
Telecom spin-off assets²
Only 25% of total consideration in
VimpelCom shares
Total enterprise value US$20.0bn
Historically low multiples
LTM EBITDA
7%
Assumed debt
Cash
Equity
Zain
VimpelCom -
Wind Telecom
Jan 2011
Sunrise
CVC -
Sep 2010
6.1x 6.1x
6.6x
6.8x
9.0x
10.0x
10.5x
11.5x
QTel -
Tunisiana
Nov 2010
4
Etisalat -
Sep 2010
VimpelCom -
Kyivstar
Oct 2009
Telefonica -
Vivo
Jul 2010
Bharti -
Zain Africa
Feb 2010
FT -
Meditel
Sep 2010
68%
25%
Acquisition
premium
below
30% 5
3
1 Can convert to common shares at prevailing VimpelCom share price (2.5-5 years); conversion consideration paid into the company; redeemable at nominal value if not converted
2 Wind Italy: WIS, Libero, Italy-Greece submarine cable; Orascom Telecom: MobiNil/ECMS (Egypt), Koryolink (North Korea), Medcable/TWA/Mena cables (Mediterranean, etc.),
Intouch/OT ventures (Egypt)
3 LTM June 2010 EV/EBITDA multiple, based on VimpelCom share price as of 14 January 2011
4 As reported in the press
5 Premium on Wind Telecom's equity assumes Orascom Telecom EV LTM June 2010 multiple of 4.4x (trading multiple) and Wind Italy EV LTM June 2010 multiple of 6.1x

7 © VimpelCom 2011 February 2011
Wind Italy – a premium asset, an attractive market
Wind Telecom
Profitable market with benign competition
Leading the data revolution (2010) Impressive market share gains
Italy is one of Europe’s most attractive markets
Wind Italy is a premium asset
21 quarters of consecutive growth
Mobile market share Broadband market share
%
Russia
Western Europe
Italy
%
14
13
12
3Q
2010
2009 2008
22
21
19
2009 2008 3Q
2010
Data as % of
service
revenues
19.1
29.2
29.4
7.0
28.0
40.0
3G
penetration
13.8
51.8
59.2
Smartphone
penetration
Revenue growth EBITDA growth
Historic
EBITDA
margins
of 35-
36%
-6.0%
4.1%
Telecom Italia
Wind Italy
9M CAGR 2007-10
-5.1%
6.2%
Q3 2010 mobile EBITDA margin, %
38.3
France
38.6
46.7
UK
18.7
Spain
47.2
Italy Germany
Source: Analysys, Cisco VNI Mobile (2010), BofA Merrill Lynch Global Wireless Matrix 4Q 2010, company information

8 © VimpelCom 2011 February 2011
Immediate value creation for our shareholders
Financial
step-up
Pre-transaction
(Q3 2010)
Post-transaction
(Q3 2010)
US$
% increase
Revenues per
share
6.85 10.65 55%
EBITDA per
share
3.30 4.60 39%
OpFCF per share
1
2.07 2.68 29%
1 EBITDA minus normalized capex (18% of revenues)
2 Cash earnings defined as EBITDA minus interest minus tax. Equity free cash flow defined as net income plus depreciation and amortization minus capex
Cash earnings²
per share accretive from year one
Equity free cash flow²
per share accretive from year two
Earnings
accretion
Dividend policy maintained
–
2010 interim dividends set at US$850m (of which US$600m paid in 2010)
–
final dividend over 2010 still to be established
–
substantial upside potential going forward
Dividends

9 © VimpelCom 2011 February 2011
Longer-term value creation for our shareholders
Deleveraging capacity of US$1-3bn per year
–
corresponds to US$0.70-2.10 per share
Every US$1bn reduction in debt results in an increase in net income of approx.
US$50-60m
-
corresponds to US$0.03-0.04 per share
Deleveraging
capability
Dividend policy maintained
–
with substantial upside potential going forward
Dividends
Synergies
Total synergies estimated at US$2.5bn NPV
OpFCF contribution per year approx. US$370m from 2013 onwards
–
corresponds to US$0.25 per share after transaction
Optimal
capital
structure
Strong cashflow generation potential
Better access to global capital markets
Improved credit ratings (investment grade rating targeted in medium term)
Lower cost of capital
Strong and growing position in Russia and Italy
Increased exposure to emerging markets
Well-positioned to capture growth in data
Business
growth

10 © VimpelCom 2011 February 2011
Estimated opex and capex synergies
Total synergies of US$2.5bn NPV expected
Procurement opex and capex to represent largest
source of synergies
– US$0.6bn NPV of procurement opex
– US$1.6bn NPV of procurement capex
Procurement capex includes
– network (87%), IT (12%), VAS (1%)
Procurement opex includes
– handsets and devices (74%), SIM and
scratch cards (7%), network maintenance
(15%), IT (4%)
Reference capex of US$4.0-4.5bn per annum
US$370m combined opex and capex synergies per
annum run-rate from 2013
– represents approximately 2% of combined
annual opex and capex spend
Synergy work well advanced, many levers ready
to be implemented
Approx. NPV of US$2.5bn
US$2.5bn synergies to be captured
Synergy estimates further validated
Procurement
capex
Procurement
opex
Other opex
24%
11%
65%

11 © VimpelCom 2011 February 2011
VimpelCom financing arranged
– successfully arranged financing of up to US$6.5bn through term loan and bridge loan and raised an additional US$1.5bn via recent bond issue
– attractive terms achieved - debt market embracing new capital structure
Wind Italy refinancing secured
– Wind Italy refinanced US$8.5bn in November on improved terms (fully ring-fenced from VimpelCom)
– run-rate interest payments lowered, increasing cash flow
Algeria situation de-risked
– no significant change to the situation, nationalisation risk remains
– however, value-sharing mechanism in Algeria agreed with Wind Telecom
Tunisiana divested
– transaction closed last month on attractive terms
Spin-off clarified
– clear, executable spin-off plans agreed for both Orascom Telecom and Wind Italy non-core assets
– we expect to execute the spin-offs as planned, but contingency plans exist
Regulatory approvals on-track
– necessary regulatory approvals are filed
Risk profile further improved
4
5
2
3
6
1

12 © VimpelCom 2011 February 2011
Safeguarding our minority shareholders’ rights
Thorough and transparent execution process
– Management and Board followed rigorous process with comprehensive program management structure
– consistent and unanimous support of the Chairman of the Board and the other two Independent
Directors
– compliant with the Company’s bye-laws, independent legal advice and sound governance principles
– Minority shareholders have final say
– final decision on transaction is in the hands of the minority shareholders (SGM on 17 March)
– consistent with Company’s corporate governance principles under which one shareholder may not block transaction
– existing Shareholders Agreement remains in place (including current Board structure) so balance of power between majority and minority shareholders unchanged
Telenor’s interests are not necessarily aligned with minority shareholders
– transaction consistent with original strategy of VimpelCom Ltd.
– Telenor board nominees voted in favor on 4 October and against on 20 December, citing strategic and valuation disagreements, but those parameters either remained unchanged or improved since 4 October
– Telenor has requested an injunction, initiated arbitration proceedings against VimpelCom and Altimo to secure pre-emption rights over the new issue of shares to Wind Telecom shareholders and seeks to delay minority shareholder final say on transaction at SGM
– VimpelCom Board acted in accordance with the Company’s bye-laws, independent legal advice and sound corporate governance principles in determining that Telenor is not entitled to pre-emption rights under the current Shareholders Agreement
– Telenor’s position appears to be full of inconsistencies
2
3
1

13 © VimpelCom 2011 February 2011
Italy makes no
strategic sense
Wind Italy – a premium asset in an attractive market
– 21 quarters of growth in one of the most profitable European markets
– further growth opportunities with substantial increase in mobile data services
– strong euro-denominated cash flows providing robust financial structure
– rapid deleveraging will benefit equity investors by unlocking strong dividend stream
– best-in-class management
Using undervalued
VimpelCom equity
Equity dilution minimized
– VimpelCom shares only 25% of total consideration – balance is cash and assumed debt
– transaction multiple historically low, Orascom Telecom share price depressed
– CEPS (year 1) and equity FCF per share (year 2) accretive
– dividend policy maintained: substantial upside potential going forward, 2010 interim dividends set at US$850m, final dividend over 2010 still to be established
Excessive leverage
Optimal capital structure put in place
– pro forma ND/EBITDA increased from 0.8x to 2.3x — in line with most other large telcos
– rapid deleveraging expected — below 2x within 2 years
– Wind Italy debt ring-fenced
– debt market has embraced the proposed capital structure
– impact on credit ratings expected to be limited
Addressing investor concerns…
Losing emerging
markets focus
More than doubling our emerging market footprint
– 89% of our population base of 838m will come from emerging markets, compared to 345m currently
– we will have no. 1 or no. 2 positions in 14 high-margin emerging markets globally
– we will be reducing our exposure to Russia and the rouble not to emerging markets

14 © VimpelCom 2011 February 2011 February 2011
… and highlighting potential upsides
Amicable
resolution in
Algeria
Improving market
position in Russia
Synergies exceed
expectations
Success in Canada
Shareholder base
Better and faster
exploit of data
opportunities
Re-pricing of the asset in line with transaction multiple
Cash flows from Algeria can be up-streamed
3G/4G license to capture data opportunity
Clear program to re-gain no 2 market share in terms of
revenues
4G license and frequencies allocation at reasonable costs
Synergy effects from experience in Italy
A number of synergies not priced in (lower debt cost,
roaming, marketing, in-market co-operation, potential de-
listing of Orascom Telecom)
Closed, protected market with low penetration and high ARPUs
Globalive currently in start-up phase with potential to repeat the Italian story - rapid market share gain with solid margins
Changing shareholder base from Russia/CIS-
focussed to global emerging markets/global telecoms
Potential to tap into developed markets investor base
Lower capex required to roll out networks due to technological advances
Swap opportunities due to use of similar equipment
Faster time to market and customized applications will improve market share and reduce churn
Faster
deleveraging
through
better
EBITDA,
lower capex
and higher
free cash flow

15 © VimpelCom 2011 February 2011
Conclusions
VimpelCom Ltd. was established in April 2010 with a clear
mandate to expand organically and inorganically
outside Russia/CIS
1
After a broad review, Management identified a
combination with Wind Telecom as the best
opportunity for value-accretive expansion
2
The right strategic move
–
to capture further growth in emerging markets
–
to strengthen ability to capture additional growth
following paradigm shift from voice to data
–
to secure advantages of greater scale and scope
ahead of further industry consolidation
3
The right terms financially
–
attractive transaction terms and structure
–
immediate value creation step-up for our
shareholders
–
longer-term value creation for our shareholders
–
risk profile further improved
4
A correct execution process
–
consistent with original VimpelCom Ltd. strategy
–
minority shareholders’ rights safeguarded
–
good corporate governance principles applied
5
VimpelCom’s management
and the majority of the
Supervisory Board including
all the Independent Directors
recommend this transaction
and request your support at
the forthcoming SGM by
voting in favor of the
issuance of the new common
and preferred shares
Your vote should be issued
before 5:00 PM New York
Time on Friday, 11 March
2011